SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended JUNE 30, 2001

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from           to

                          Commission file number 0-5151


A)       Full title of the plan:

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Salaried Employees' Savings Plan 401(k)
                                         ---------------------------------------
                                                     (Name of Plan)


Date: September 21, 2001                          /S/ R. J. KLOSTERMAN
                                         ---------------------------------------
                                         R.J. Klosterman
                                         VICE PRESIDENT OF FINANCE AND
                                         PRINCIPAL FINANCIAL OFFICER

INDEPENDENT AUDITORS' REPORT


Flexsteel Industries, Inc.
Salaried Employees' Savings Plan 401(k)
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the
Plan) as of June 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000 and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of June 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
September 14, 2001




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                           Flexsteel Industries, Inc.
                     Salaried Employees' Savings Plan 401(k)
                 Statements of Net Assets Available for Benefits
                             June 30, 2001 and 2000


                                                    2001               2000
                                                -------------      -------------
Assets
  Cash                                          $     26,565       $     26,090
  Investments:
    Flexsteel Industries, Inc. common stock        1,630,885          1,634,138
    Mutual funds                                  17,549,504         18,020,757

  Employer contributions receivable                   14,276             14,250

  Employee contributions receivable                  100,872            100,119
                                                ------------       ------------

Net Assets Available for Benefits               $ 19,322,102       $ 19,795,354
                                                ============       ============



                           Flexsteel Industries, Inc.
                     Salaried Employees' Savings Plan 401(k)
           Statements of Changes in Net Assets Available For Benefits
                    Years Ended June 30, 2001, 2000, and 1999

                                            2001          2000          1999
                                       ------------   ------------   ----------

Additions:
  Employee contributions              $ 1,501,871    $ 1,344,575    $ 1,220,398
  Employer contributions                  223,361        207,693        188,931
  Investment (loss) income               (524,182)       608,545        333,692
  Net (depreciation) appreciation in
   fair value of assets                (1,209,391)      (624,362)     1,322,122
                                      -----------    -----------    -----------
  Total additions                          (8,341)     1,536,451      3,065,143

Distributions                            (464,911)      (491,160)      (574,532)
                                      -----------    -----------    -----------

Net (decrease) increase                  (473,252)     1,045,291      2,490,611

Net assets available for benefits

  at beginning of year                 19,795,354     18,750,063     16,259,452
                                      -----------    -----------    -----------

Net assets available for benefits
  at end of year                      $19,322,102    $19,795,354    $18,750,063
                                      ===========    ===========    ===========

See Notes to the Financial Statements.

                           FLEXSTEEL INDUSTRIES, INC.

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(K)

                        NOTES TO THE FINANCIAL STATEMENTS


1)   PLAN DESCRIPTION

     The Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") was established in 1985 by Flexsteel Industries, Inc. (the "Company"). The Plan is available to certain salaried, sales and office employees that have one year of eligible service and have reached the age of twenty-one. Participation is voluntary.

     The Plan allows eligible employees to elect to have from 1% to 14% (sales personnel are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $10,500 in calendar year 2001 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional company contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years).

          Plan participants direct their contributions to any of the twelve investment accounts available:

          1) The FLEXSTEEL INDUSTRIES, INC. COMMON STOCK FUND, which consists of the Company's common stock.

          2) A GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.

          3) A MONEY MARKET ACCOUNT, which is an insurance company account primarily invested in commercial paper with maturities of one year or less.

          4) A PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an insurance company account that provides for competitive yield debt securities.

          5) A BOND EMPHASIS BALANCED ACCOUNT, which invests primarily in other separate accounts made up of stocks, bonds, convertibles, and cash. It usually maintains at least 50% of assets in fixed-income securities.

          6) A LARGE CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.

          7) A LARGE COMPANY GROWTH ACCOUNT, which primarily invests in larger companies that management believes have an above-average potential for growth of capital, earnings and dividends.

          8) A LARGE COMPANY BLEND ACCOUNT, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash or cash equivalents.

          9) A MID CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 400 Mid Cap Stock Index.

          10) A SMALL COMPANY BLEND STOCK FUND, which invests in stocks of smaller seasoned companies.

          11) A SMALL COMPANY GROWTH STOCK FUND, which invests in stocks of smaller developing companies.

          12) An INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.

     Assets of the Plan are held by a "Custodian," the Principal Mutual Life Insurance Company, except for the Flexsteel Industries, Inc. Common Stock Fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company. All administrative expenses are paid by the Company. Distributions are paid upon retirement, termination of employment, death, disability, or in hardship cases. Non-vested contributions revert to the Company upon termination of employment. Upon termination of the Plan, participant accounts become fully vested and non-forfeitable.

2)   SIGNIFICANT ACCOUNTING POLICIES

     The Plan uses the accrual basis of accounting. Investments in common stock are recorded at the market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund. The cost of investments sold is determined by the average cost method.

3)   INCOME TAXES

     The Plan has received a determination from the Internal Revenue Service that the Plan is exempt from Federal income taxes. Participants are not taxed currently on their contributions or on Company contributions to the Plan. Distributions to participants generally are subject to Federal and State income tax at the time of distribution; certain distributions may receive more favorable tax treatment.

4)   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets are as follows:

                                                  June 30, 2001    June 30, 2000
                                                  -------------    -------------

Flexsteel Industries, Inc. Common Stock Fund
(136,134 and 133,399 shares, respectively)         $  1,630,885     $  1,634,138

Guaranteed Interest Account                           4,324,412        4,150,100

Private Market Bond and Mortgage Account              1,384,135        1,003,210

Large Cap Stock Index Fund                            1,742,834        2,073,823

U.S. Common Stock Fund                                                 5,806,018

Large Company Blend Account                           4,612,396

Small Company Blend Stock Fund                        1,491,528        1,211,439

Small Company Growth Stock Fund                                          973,136

International Stock Account                           1,074,698        1,413,129





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SUPPLEMENTAL SCHEDULE


FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2001

Flexsteel Industries Common Stock Fund                              $  1,630,885
Guaranteed Interest Account                                            4,324,412
Money Market Account                                                     543,263
Private Market Bond and Mortgage Account                               1,384,135
Bond Emphasis Balanced Account                                           196,925
Large Cap Stock Index Fund                                             1,742,834
Large Company Growth Account                                             862,150
Large Company Blend Account                                            4,612,396
Mid Cap Stock Index Fund                                                 589,012
Small Company Blend Stock Fund                                         1,491,528
Small Company Growth Stock Fund                                          728,151
International Stock Account                                            1,074,698
                                                                   -------------
                                                                   $  19,180,389
                                                                   =============

CONSENT OF INDEPENDENT AUDITORS


Flexsteel Industries, Inc.:

We consent to the incorporation by reference in Registration Statement No. 33-1836 on Form S-8 as amended by Post-Effective Amendment No. 1 for the Flexsteel Salaried Employees' Savings Plan 401(k) of our report dated September 14, 2001 appearing in the Annual Report on Form 11-K of the Flexsteel Salaried Employees' Savings Plan 401(k) for the year ended June 30, 2001.



DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
September 20, 2001